UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: July 27, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated July 27, 2011, entitled “Announcement on Progress relating to the Possible Acquistion of OPTI”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT ON PROGRESS RELATING TO
THE POSSIBLE ACQUISITION OF OPTI

Reference is made to the announcement of the Company dated July 20, 2011 in relation to the proposed transaction involving the acquisition of OPTI (the “Announcement”). Terms defined in the Announcement shall, unless the context otherwise requires, bear the same meaning herein.

The Board is pleased to announce that OPTI, the Purchaser and the Guarantor have entered into further Support Agreements with the Second Lien Noteholders, under which they have undertaken to vote in favour of the Plan of Arrangement. As at the date of this announcement, Second Lien Noteholders who collectively hold in aggregate approximately 82 per cent in principal amount of the Second Lien Notes have entered into Support Agreements. As stated in the Announcement, to approve the Plan of Arrangement, a majority in number of the voting Second Lien Noteholders, representing at least 66 2/3 percent in principal amount of the Second Lien Notes must vote in favour at the meeting of Second Lien Noteholders to be held in September 2011, and which is a condition precedent, amongst others, to complete the Transaction.

Shareholders of the Company and potential investors should note that the Transaction is subject to various conditions which may or may not be fulfilled. There is therefore no assurance that the Transaction will proceed and, if it proceeds, on what terms it may proceed. Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

Further announcements will be made in accordance with the Listing Rules.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, July 27, 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang